UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three and Six Months ended December 31, 2006

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I— FINANCIAL INFORMATION

ITEM 1	FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	December 31, 2006	June 30, 2006
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$234,406	$213,995
Accounts receivable, net	190,927	133,002
Inventory	201,234	234,942
Other assets and prepaids	41,791	53,248

Total current assets	668,358	635,187
Property and equipment, net	103,859	109,174
Investments	69,584	74,581
Other non-current assets	11,099	11,671

Total Assets	$852,900	$830,613

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$63,291	$104,923
Accrued liabilities	122,363	100,690
Income taxes payable	17,859	18,930
Current portion of long term obligations and others	4,006	4,737

Total current liabilities	207,519	229,280

Long term obligations	205,176	206,593

Minority interest in subsidiaries	276	1,587

Shareholders’ equity:
Share capital (‘000)
Outstanding: 83,432 and 83,271 shares	299,225	298,474
Other reserves	53,269	52,265
Unrealized holding gains on investments	14,215	19,453
Retained earnings	73,220	22,961

Total shareholders’ equity	439,929	393,153

Total Liabilities and Shareholders’ Equity	$852,900	$830,613

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in US$’000 except per share data)

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005
Revenue:
Sales of goods	$324,356	$390,826	$565,868	$670,999
License revenue	100,000	—	100,000	—

	424,356	390,826	665,868	670,999
Cost of goods sold	253,706	305,440	459,318	529,047

Gross profit	170,650	85,386	206,550	141,952

Operating expenses:
Selling, general and administrative	52,366	55,220	94,193	100,485
Research and development	14,958	22,734	30,821	42,661

Total operating expenses	67,324	77,954	125,014	143,146

Operating income (loss)	103,326	7,432	81,536	(1,194)
Gain (loss) from investments, net	225	6,880	(492)	16,908
Interest income	2,270	1,399	4,179	2,394
Interest expense	(2,885)	(2,244)	(5,749)	(4,261)
Others	6,994	(5,140)	8,827	(4,988)

Income before income taxes and minority interest	109,930	8,327	88,301	8,859
Provision for income taxes	(18,118)	(115)	(18,500)	(253)
Minority interest in loss (income)	310	(1)	1,313	296

Net income	$92,122	$8,211	$71,114	$8,902

Basic earnings per share:	$1.10	$0.10	$0.85	$0.11
Weighted average ordinary shares outstanding (‘000)	83,394	82,740	83,358	83,148
Diluted earnings per share:	$1.10	$0.10	$0.85	$0.11
Weighted average ordinary shares and equivalents outstanding (‘000)	83,992	83,532	83,889	84,111

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Six Months Ended December 31,
	2006	2005
Cash flows from operating activities:
Net income	$71,114	$8,902
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	7,999	10,607
Amortization of intangible assets	846	1,309
Deferred stock compensation amortization	1,004	713
Minority interest in loss	(1,313)	(296)
Equity share in loss of unconsolidated investments	438	—
(Gain) loss on disposal of fixed assets	(1)	263
Write-off of investments and other non-current assets	493	1,198
Gain from investments, net	(1)	(18,106)
Deferred income taxes, net	(72)	(109)
Foreign currency exchange (gain) loss	(3,530)	4,089
Changes in assets and liabilities, net:
Accounts receivable	(57,925)	(41,018)
Inventory	33,708	94,793
Other assets and prepaids	11,618	(325)
Accounts payable	(41,632)	(37,104)
Accrued and other liabilities	21,673	18,714
Income taxes	(1,071)	(2,330)

Net cash provided by operating activities	43,348	41,300

Cash flows from investing activities:
Capital expenditures, net	(2,820)	(9,814)
Proceeds from sale of fixed assets	156	30
Proceeds from sale of investments	2	24,217
Purchase of new subsidiaries (net of cash acquired)	—	(131)
Purchase of investments	(735)	(3,085)
Increase in other non-current assets, net	(873)	(4,049)

Net cash (used in) provided by investing activities	(4,270)	7,168

Cash flows from financing activities:
Increase in minority shareholders’ loan and equity balance	2	—
Proceeds from exercise of ordinary share options	751	1,190
Repurchase of ordinary shares	—	(8,135)
Repayments of debt obligations	(1,957)	(1,805)
Repayments of capital leases	(882)	(2,123)
Dividends paid	(20,855)	(20,700)

Net cash used in financing activities	(22,941)	(31,573)

Net increase in cash and cash equivalents	16,137	16,895
Effects of exchange rate changes on cash and cash equivalents	4,274	(3,751)
Cash and cash equivalents at beginning of fiscal year	213,995	187,246

Cash and cash equivalents at end of the period	$234,406	$200,390

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2006 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. The consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2006 annual report on Form 20-F filed with the Securities and Exchange Commission.

The results of operations for the three month period ended December 31, 2006 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. The second quarter for fiscal 2007 ended on December 29, 2006. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”). For the six month period ended December 31, 2006, Creative has presented the effects of exchange rate changes on cash and cash equivalents, and has revised amounts in prior periods for comparative purposes.

NOTE 2 - OTHER NON-CURRENT ASSETS

(in US$’000)	December 31, 2006	June 30, 2006
Other intangible assets	$37,568	$37,568
Accumulated impairment charges	(4,727)	(4,727)
Accumulated amortization	(31,933)	(31,087)

Other intangible assets, net	908	1,754
Other non-current assets	10,191	9,917

	$11,099	$11,671

NOTE 3 – INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	December 31, 2006	June 30, 2006
Raw materials	$64,989	$110,469
Work in progress	6,923	1,198
Finished products	129,322	123,275

	$201,234	$234,942

NOTE 4 – PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	December 31, 2006	December 31, 2005
Balance at the beginning of the year	$9,536	$12,418
Accruals for warranties issued during the period	16,371	29,761
Adjustments related to pre-existing warranties (include changes in estimates)	(440)	(164)
Settlements made during the period	(15,431)	(27,419)

Balance at the end of the period	$10,036	$14,596

NOTE 5 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (SFAS 128) Earnings per Share, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

The following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005
Weighted average shares outstanding - Basic	83,394	82,740	83,358	83,148
Effect of dilutive shares on account of stock options	598	792	531	963

Weighted average shares outstanding - Diluted	83,992	83,532	83,889	84,111

NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographic regions, where the tax rates range from 0% to 50% and pioneer status income in Singapore, which is exempt from tax. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 18% is applicable to profits excluded from the Pioneer Certificate.

NOTE 7 - COMPREHENSIVE INCOME (LOSS)

The components of total comprehensive income (loss) are as follows (in US$’000):

	Three months ended December 31,		Six months ended December 31,
	2006	2005	2006	2005
Net income	$92,122	$8,211	$71,114	$8,902
Unrealized loss on quoted investments	(2,714)	(14,089)	(5,238)	(25,035)

Total comprehensive income (loss)	$89,408	$(5,878)	$65,876	$(16,133)

NOTE 8 - SHARE REPURCHASES

Creative did not repurchase any shares during the six months ended December 31, 2006.

At the Annual General Meeting (“AGM”) held on October 31, 2006, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is earlier.

NOTE 9 - EMPLOYEE STOCK OPTION PLANS

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vests on the first anniversary of the grant date and 1/48 of the total amount of the grant vests on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123(R), “Share-Based Payment”. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period.

The options outstanding and exercisable as at December 31, 2006 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding ('000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ( $'000)	Weighted Average Remaining Contractual Term (in years)	Number of Shares Exercisable ('000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($'000)	Weighted Average Remaining Contractual Term (in years)
$ 1.00 to $ 2.99	104	$2.75	$402	4.12	104	$2.75	$402	4.12
$ 3.00 to $ 4.99	1,774	$4.47	$3,805	4.80	1,774	$4.47	$3,805	4.80
$ 5.00 to $ 6.99	158	$5.77	$132	4.47	153	$5.76	$130	4.42
$ 7.00 to $ 10.99	6,273	$8.22	$—	5.44	4,140	$8.58	$—	3.99
$11.00 to $ 18.99	5	$18.40	$—	3.17	5	$18.40	$—	3.17

	8,314	$7.31	$4,339	5.27	6,176	$7.24	$4,337	4.24

The intrinsic value is determined by the difference between Creative’s closing share price of $6.61 as of December 31, 2006 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. As at December 31, 2006, Creative expects to recognize total unrecognized compensation cost relating to non-vested stock-based compensation of $2,468,000 over a weighted average period of 2.80 years.

NOTE 10 - INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 11 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. One such dispute is ongoing with representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2006 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended December 31, 2006, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$'000 except per share data)
	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005
Revenue:
Sales of goods	$324,356	$241,512	$230,875	$225,657	$390,826	$280,173	$305,409
License revenue	100,000	—	—	—	—	—	—

	424,356	241,512	230,875	225,657	390,826	280,173	305,409
Cost of goods sold	253,706	205,612	198,371	235,799	305,440	223,607	274,417

Gross profit	170,650	35,900	32,504	(10,142)	85,386	56,566	30,992
Operating expenses:
Selling, general and administrative	52,366	41,827	42,753	51,959	55,220	45,265	48,051
Research and development	14,958	15,863	15,682	18,843	22,734	19,927	20,300
Impairments of goodwill and other intangible assets	—	—	—	31,478	—	—	—
Other charges	—	—	—	5,873	—	—	—

Operating income (loss)	103,326	(21,790)	(25,931)	(118,295)	7,432	(8,626)	(37,359)
Net gain (loss) from investments	225	(717)	(34)	2,030	6,880	10,028	9,304
Interest income	2,270	1,909	2,000	1,847	1,399	995	967
Interest expense	(2,885)	(2,864)	(2,701)	(2,449)	(2,244)	(2,017)	(1,792)
Others	6,994	1,833	6,072	2,488	(5,140)	152	(4,796)

Income (loss) before income taxes and minority interest	109,930	(21,629)	(20,594)	(114,379)	8,327	532	(33,676)
Provision for income taxes	(18,118)	(382)	7,632	(229)	(115)	(138)	1,855
Minority interest in loss (income)	310	1,003	230	279	(1)	297	(123)

Net income (loss)	$92,122	$(21,008)	$(12,732)	$(114,329)	$8,211	$691	$(31,944)

Basic earnings (loss) per share	$1.10	$(0.25)	$(0.15)	$(1.38)	$0.10	$0.01	$(0.38)

Weighted average ordinary shares outstanding (‘000)	83,394	83,322	83,179	82,895	82,740	83,556	83,576

Diluted earnings (loss) per share	$1.10	$(0.25)	$(0.15)	$(1.38)	$0.10	$0.01	$(0.38)

Weighted average ordinary shares and equivalents outstanding (‘000)	83,992	83,322	83,179	82,895	83,532	84,690	83,576

	Unaudited data for quarters ended (as a percentage of sales)
	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005
Revenue:
Sales of goods	76%	100%	100%	100%	100%	100%	100%	100%
License revenue	24	—	—	—	—	—	—	—

	100	100	100	100	100	100	100	100
Cost of goods sold	60	85	86	105	78	80	90	77

Gross profit	40	15	14	(5)	22	20	10	23
Operating Expenses:
Selling, general and administrative	12	17	18	23	14	16	16	15
Research and development	4	7	7	8	6	7	6	6
Impairments of goodwill and other intangible assets	—	—	—	14	—	—	—	—
Other charges	—	—	—	3	—	—	—	—

Operating income (loss)	24	(9)	(11)	(53)	2	(3)	(12)	2
Net gain (loss) from investments	—	(1)	—	1	2	4	3	5
Interest income	1	1	1	1	—	—	—	—
Interest expense	(1)	(1)	(1)	(1)	(1)	(1)	—	—
Others	2	1	2	1	(1)	—	(2)	(2)

Income (loss) before income taxes and minority interest	26	(9)	(9)	(51)	2	—	(11)	5
Provision for income taxes	(4)	—	3	—	—	—	1	—
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net income (loss)	22%	(9)%	(6)%	(51)%	2%	—%	(10)%	5%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2006 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended December 31, 2006 Compared to Three Months Ended December 31, 2005

Revenue

Revenues for the second quarter of fiscal 2007, which included a $100.0 million paid-up license by Apple Inc. for use of the Creative ZEN Patent in its products, increased by 9% compared to the same quarter in the prior fiscal year. Excluding the payment by Apple, net sales for the second quarter of fiscal 2007 were $324.4 million, which was a decrease of 17% compared to the same quarter in the prior fiscal year, mainly due to reduced sales of personal digital entertainment (“PDE”) products and audio products. Sales of PDE products, which include digital audio players and digital cameras, decreased by 16% compared to the same quarter in the prior fiscal year and represented 68% of net sales excluding the Apple payment in the second quarter of fiscal 2007 compared to 67% of net sales in the same quarter in fiscal 2006. The decrease in sales of PDE products was primarily attributable to management’s decision to streamline the company’s lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 35% in the second quarter of fiscal 2007 compared to the same quarter in fiscal 2006 and represented 10% of net sales excluding the Apple payment in the second quarter of fiscal 2007 compared to 13% of net sales in the same quarter in fiscal 2006. The decrease was mainly due to continued decreases in sales of low-end sound cards and a reduction in sales of Sound Blaster X-Fi sound cards. Sales of speakers in the second quarter of fiscal 2007 decreased by 9% compared to the same quarter of the prior fiscal year. As a percentage of net sales, speakers were 14% of net sales excluding the Apple payment in the second quarter of fiscal 2007 compared to 13% of net sales in the second quarter of fiscal 2006. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 11% in the second quarter of fiscal 2007 compared to the same quarter in fiscal 2006, and as a percentage of sales, represented 8% of net sales excluding the Apple payment in the second quarter of fiscal 2007 compared to 7% of net sales in the second quarter of fiscal 2006. The decrease was primarily attributable to decreases in sales of graphics products.

Gross profit

Including the $100.0 million paid-up license by Apple, gross profit was 40% of net sales in the second quarter of fiscal 2007 compared to gross profit of 22% of net sales in the second quarter of fiscal 2006. Excluding the Apple payment, gross profit was 22% of net sales in the second quarter of fiscal 2007. A restructuring charge of $2.3 million relating to employee severance costs for closing down the company’s European assembly and distribution operations was included in the cost of goods sold in the second quarter of fiscal 2007.

Operating expenses

Selling, general and administrative (“SG&A”) expenses decreased by 5% in the second quarter of fiscal 2007 compared to the same quarter in the prior fiscal year. SG&A expense were lower in the quarter in line with the decrease in sales and management’s efforts to reduce operating costs. As a percentage of sales, SG&A expenses were 12% in the second quarter of fiscal 2007 compared to 14% in the same quarter of fiscal 2006. Excluding the Apple payment, SG&A expenses were 16% of sales in the second quarter of fiscal 2007 due to a decrease in sales. SG&A expenses in the second quarter of fiscal 2007 included a restructuring charge of $2.1 million mainly related to employee severance costs for closing down the company’s European assembly and distribution operations and the scaling down or closing of the company’s smaller unprofitable business units in the United States.

Research and development (“R&D”) expenses decreased by 34% in the second quarter of fiscal 2007 compared to the same quarter in the prior fiscal year mainly due to a lower R&D spending by Creative’s wholly-owned subsidiary, 3Dlabs Inc., Ltd, due to a change in business strategy to focus on the portable handheld device market instead of the professional workstation graphics business. As a percentage of sales, R&D expenses were 4% of sales in the second quarter of fiscal 2007 compared to 6% in the same quarter of fiscal 2006. Excluding the Apple payment, R&D expenses was 5% of sales in the second quarter of fiscal 2007.

Net investment gain (loss)

Net investment gain was negligible for the second quarter of fiscal 2007 compared to a $6.9 million gain for the same quarter of fiscal 2006 which included a $7.1 million net gain from sales of investments offset by $0.2 million in write-downs of investments.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest in the second quarters of fiscal 2007 and fiscal 2006 was an expense of $0.6 million and $0.8 million, respectively. The net interest expense was primarily related to the five-year $175.0 million syndicated term loan that was drawn-down in fiscal year 2005.

Others

Other income of $7.0 million in the second quarter of fiscal 2007 was mainly due to an exchange gain of $7.0 million. Other expense of $5.1 million in the second quarter of fiscal 2006 was mainly due to an exchange loss of $5.1 million.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries are not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 18% is applicable to the profits excluded from the Pioneer Certificate. In the second quarter of fiscal 2007, Creative paid $18.0 million in taxes for the $100.0 million payment received from Apple for the paid-up license to use the company’s ZEN patent.

Six Months Ended December 31, 2006 Compared to Six Months Ended December 31, 2005

Revenue

Revenue for the first six months of fiscal 2007, which included a $100.0 million paid-up license by Apple for use of the Creative ZEN Patent in its products, decreased by 1% compared with the first six months of the prior fiscal year. Excluding the payment by Apple, net sales for the first six months of fiscal 2007 were $565.9 million, which was a decrease of 16% compared to the same period in the prior fiscal year, mainly due reduced sales of PDE and audio products. Sales of PDE products decreased by 13% compared to the same period in the prior fiscal year and represented 69% of sales excluding the Apple payment in the first six months of fiscal 2007 compared to 67% of sales in the first six months of the prior fiscal year. The decrease in sales of PDE products was primarily attributable to management’s decision to streamline the company’s lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products decreased by 33% compared with the first six months of the prior fiscal year and represented 10% of sales excluding the Apple payment in the six-month period ended December 31, 2006 compared to 13% of sales in the comparable period in the prior fiscal year. The decrease was mainly due to continued decreases in sales of low-end sound cards and a reduction in sales of Sound Blaster X-Fi sound cards. Sales of speakers decreased by 11% in the first half of fiscal year 2007 compared to the first half of the prior fiscal year and represented 14% of sales excluding the Apple payment in the first six months of fiscal 2007 compared to 13% in the first six months of fiscal 2006. Sales from all other products which include graphics products, communication products, accessories and other miscellaneous items, decreased by 18% compared to the same period in the prior fiscal year and accounted for 7% of net sales excluding the Apple payment in the first six months of fiscal 2007 and first six months of fiscal 2006. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Including the $100.0 million paid-up license by Apple, gross profit was 31% of net sales in six-month period ended December 31, 2006 compared to 21% in the six-month period ended December 31, 2005. Excluding the Apple payment, gross profit was 19% of net sales for the six-month period ended December 31, 2006. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices. Gross profit margin in the first six months of fiscal 2007 was negatively impacted by the lower average selling prices of digital audio players and inventory provisions resulting from the drop in selling prices of digital audio players. A restructuring charge of $2.3 million relating to employee severance costs for closing down the company’s European assembly and distribution operations was included in the cost of goods sold in the six-month period ended December 31, 2006.

Operating expenses

SG&A expenses for the six-month period ended December 31, 2006 decreased by 6% compared to the same period in the prior fiscal year. SG&A expenses were lower in the six-month period ended December 31, 2006, in line with the decrease in sales and management’s effort to reduce operating costs. As a percentage of sales, SG&A expenses were 14% of sales in the six-month period ended December 31, 2006 compared to 15% in the same period in the prior fiscal year. Excluding the Apple payment, SG&A expenses were 17% of sales in the six-month period ended December 31, 2006 due to a decrease in sales. SG&A expenses in the first six months of fiscal 2007 included a restructuring charge of $2.1 million relating to employee severance costs for closing down the company’s European assembly and distribution operations and the scaling down or closing of the company’s smaller unprofitable business units in the United States.

R&D expenses for the six-month period ended December 31, 2006 decreased by 28% compared to the same period in the prior fiscal year mainly due to a lower R&D spending by Creative’s wholly-owned subsidiary, 3Dlabs Inc., Ltd, due to a change in business strategy to focus on the portable handheld device market instead of the professional workstation graphics business. As a percentage of sales, R&D expenses were 5% of sales in the six-month period ended December 31, 2006 compared to 6% in the same period in the prior fiscal year. Excluding the Apple payment, R&D expenses were 6% of sales in the six-month period ended December 31, 2006.

Net investment gain (loss)

Net investment loss was negligible for the first half of fiscal 2007 compared to a $16.9 million gain for the first half of fiscal 2006, which included an $18.1 million net gain from sales of investments offset by $1.2 million in write-downs of investments.

Net interest

Net interest for the first six months of fiscal 2007 and 2006 was an expense of $1.6 million and $1.9 million, respectively. The net interest expense was primarily related to the five-year $175.0 million syndicated term loan that was drawn-down in fiscal year 2005.

Others

Other income of $8.8 million for the first half of fiscal 2007 was mainly due to an exchange gain of $8.7 million. Other expenses of $5.0 million for the first half of fiscal 2006 was mainly due to an exchange loss of $6.4 million, offset partially by sundry income of $1.3 million with the bulk of it pertaining to a write-back of unclaimed invoices.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries are not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 18% is applicable to the profits excluded from the Pioneer Certificate. In the first half of fiscal 2007, Creative paid $18.0 million in taxes for the $100.0 million payment received from Apple for the paid-up license to use the company’s ZEN patent.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2006 were $234.4 million compared to the balance of $214.0 million at June 30, 2006. Cash provided by operating activities of $43.3 million was mainly due to net income of $71.1 million for the six months ended December 31, 2006, a $33.7 million decrease in inventory and a $5.9 million adjustment for non-cash items, offset partially by a $46.3 million net increase in accounts receivable and other assets and prepaid expenses and a $20.0 million net decrease in accounts payable and accrued and other liabilities. The $5.9 million adjustment in non-cash items comprised mainly $9.8 million of depreciation and amortization. The $4.3 million used in investing activities was mainly for capital expenditures. Cash used in financing activities of $22.9 million was mainly for the payment of a dividend on Creative’s ordinary shares.

As of December 31, 2006, in addition to cash reserves and excluding long-term loans, Creative had credit facilities totaling $101.0 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $98.4 million were unutilized.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of December 31, 2006:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$194,572	$3,914	$182,829	$7,829	$—
Capital Lease Obligations	117	92	18	7	—
Operating Leases	33,412	6,407	8,653	5,707	12,645
Unconditional Purchase Obligations	29,757	29,757	—	—	—
Other Long Term Obligations	188	—	188	—	—

Total Contractual Cash Obligations	$258,046	$40,170	$191,688	$13,543	$12,645

Unconditional purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of December 31, 2006, Creative had utilized approximately $2.6 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

ITEM 3	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in the market prices of Creative’s quoted investments, based on a sensitivity analysis of the balance as of December 31, 2006, would have a $5.8 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and the terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at December 31, 2006. Included in interest and other expenses for the three and six month period ended December 31, 2006, are exchange gains of $7.0 million and $8.7 million, respectively.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at December 31, 2006, expressed in US$ per one S$ and Euro were 0.6524 and 1.3162, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: March 29, 2007